November 8, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER EXPANDS HIGH GRADE SILVER-GOLD-LEAD-ZINC MINERALIZATION
WITH SURFACE DRILLING AND UNDERGROUND DEVELOPMENT AT TOPIA MINE

GREAT PANTHER SILVER LIMITED (TSX: GPR; the “Company”) is pleased to report final results from the recently completed 8,815.4 metre (expanded from the initial 6,000 metre) surface drill program on the Topia mine veins. The drilling was extremely successful and will guide mine development to continue to expand silver production from the San Gregorio, Recompensa, and Cantarranas (Hormiguera mine) veins plus enable new production to be added from veins where no mining is currently taking place. Drilling on the recently acquired La Prieta property proved the potential for this to be an additional mine for the Topia operations, with high silver values in the three drill holes of up to 2,500g/t over 0.25 metres. There were also several significant intercepts of other veins that are not currently being mined, including the Higuera vein (close to the San Gregorio vein), and the western portion of the Oliva vein (close to the Recompensa vein). Highlights are reported in the table below, while plan and longitudinal maps are located on the Company website at www.greatpanther.com.

In addition, mine development on the Cantarranas vein at the Hormiguera Mine has encountered 161 metres of strike length with an average width of 0.19 metres grading 1,403g/t silver, 0.88g/t gold, 2.02% lead, and 7.76% zinc. At Mina 7, on the San Gregorio vein, development is ongoing eastward, with 90 metres of strike length on the vein, with an average width of 0.43 metres grading 1,436g/t silver, 0.53g/t gold, 7.26% lead, and 12.23% zinc. Sub-level development and stoping is ongoing in both areas.

Mineral resource/reserve estimations have commenced on all viable areas with the completion of the surface drilling. Added mineral resource/reserve will play an important role in the Company’s plans to increase production 20% per year from 2010 to 2012. The Company anticipates mineral resource/reserve estimates from 11 Topia area mines and exploration zones by late November 2010.

The recent surface drilling successfully tested the eastern extension of the La Prieta vein structure, as the vein was intersected approximately 300m east of the old workings, in drill hole ST10-151, and returned 0.50 metres grading 858g/t silver, 0.89g/t gold, 1.44g/t lead, and 2.03% zinc. In fill-in hole ST10-150, the La Prieta vein appears to fork, with the upper intersection assaying 2,400g/t silver, 2.18g/t gold, 1.75% lead, and 6.33% zinc across 0.25 metres and the lower intersection returning 565g/t silver, 1.42g/t gold, 0.59% lead and 1.17% zinc over 0.20 metres. As such, the La Prieta vein is open to the east, and may connect with the Australia vein system located approximately two kilometres eastward. These encouraging results will assist in the preparation of a mine plan for the La Prieta structure.

Drilling along the San Gregorio vein was focused on testing the structure between the San Gregorio/Mina 7 mining area and the Durangueno mining area. Surface drill holes ST10-147 and 148 intersected multiple structures including the well mineralized La Higuera vein, five intermediate breccia zones and then the San Gregorio barite-quartz vein structure across approximately 50 metres north to south. The La Higuera intersections, from drill hole ST10-148, include 777g/t silver, 0.09g/t gold, 2.77% lead, and 8.61% zinc over 1.20 metres. The intermediate breccia structures in the same hole include 363g/t silver, 0.43g/t gold, 2.09% lead, and 9.92% zinc over 0.50 metres and 617g/t silver, 0.19g/t gold, 0.35% lead, and 2.24% zinc over 0.35 metres. The San Gregorio structure, although well developed, returned sub-economic grades. These two initial drill holes open up the potential for mine development of the La Higuera vein and the multiple intermediate zones between it and the San Gregorio structure, along 500-600 metres of strike.

Topia Drilling Highlights

					True
Hole	Vein	From m	To m	Width m	Width m	Ag (g/t)	Au (g/t)	Pb %	Zn %
ST10-137	Oliva	123.60	123.83	0.23	0.09	1200	1.80	3.62	7.07
ST10-143	Recompensa	60.95	61.25	0.30	0.20	295	2.69	0.01	1.04
ST10-143	Recompensa	63.65	64.15	0.50	0.35	111	1.98	0.16	1.81
ST10-143	Intermediate	91.90	92.20	0.30	0.25	1230	4.14	5.41	7.82
ST10-143	Oliva	145.45	145.65	0.20	0.13	1400	0.16	0.73	0.03
ST10-144	Recompensa	57.10	57.14	0.04	0.03	590	0.46	12.60	12.60
ST10-144	Intermediate	73.35	73.47	0.12	0.10	282	1.87	3.68	24.90
ST10-145	Recompensa	70.20	70.35	0.15	0.08	5000	2.45	5.43	3.12
ST10-145	Intermediate	81.95	82.07	0.12	0.08	6610	7.88	7.49	18.20
ST10-146	Recompensa	82.55	82.80	0.25	0.16	229	16.50	1.53	7.05
ST10-147	Higuera	10.00	10.45	0.45	0.29	1250	0.15	4.05	7.86
ST10-147	Higuera	11.50	12.15	0.65	0.41	226	0.02	0.52	7.65
ST10-147	Higuera	17.00	17.50	0.50	0.32	1270	0.04	0.62	3.45
ST10-147	Intermediate	36.20	36.45	0.25	0.25	102	0.41	0.63	22.40
ST10-147	Intermediate	45.30	45.47	0.17	0.07	687	0.38	4.10	4.72
ST10-147	Intermediate	47.60	48.10	0.50	0.32	286	0.58	0.24	0.65
ST10-148	Higuera	6.65	7.85	1.20	0.77	777	0.09	2.77	8.61
ST10-148	Intermediate	16.40	16.90	0.50	0.35	363	0.43	2.09	9.92

					True
Hole	Vein	From m	To m	Width m	Width m	Ag (g/t)	Au (g/t)	Pb %	Zn %
ST10-148	Intermediate	27.85	28.20	0.35	0.25	97	0.54	0.62	14.00
ST10-148	Intermediate	37.00	37.35	0.35	0.25	617	0.19	0.35	2.24
ST10-150	La Prieta	144.30	144.55	0.25	0.15	2400	2.18	1.75	6.33
ST10-150	La Prieta	147.30	147.50	0.20	0.12	565	1.42	0.59	1.17
ST10-151	alto	139.85	140.00	0.15	0.04	5570	4.65	2.84	7.66
ST10-151	La Prieta	150.75	151.25	0.50	0.13	858	0.89	1.44	2.03
ST10-152	El Desierto	125.05	125.20	0.15	0.07	240	0.85	0.14	0.16
ST10-152	alto	221.75	221.85	0.10	0.06	449	0.59	1.98	2.85
ST10-152	La Prieta	227.00	227.50	0.50	0.40	937	5.84	4.14	5.45
ST10-153	El Desierto	105.80	105.95	0.15	0.12	433	0.77	1.42	2.81
ST10-155	Cantarranas	69.65	70.25	0.60	0.38	310	0.24	0.53	0.92

The gold-rich Recompensa vein, along with a footwall “intermediate” zone and the Oliva vein were tested using a “man portable” drill from sites at Recompensa. The drilling focused above the 1212 level and consisted of drill holes ST10-141 to 146. Highlights from the Recompensa vein include ST10-146 which intersected 0.25 metres assaying 229g/t silver, 16.5g/t gold, 1.53% lead, and 7.05% zinc. Some bonanza silver grades were intersected, albeit over narrow widths, including 0.15 metres of the Recompensa vein in ST10-145 which assayed 5,000g/t silver, 2.45g/t gold, 5.43% lead, and 3.12% zinc. Drill holes ST10-141 and 142 were drilled to test the base of the Recompensa vein mineralized horizon and both were drilled too deep and intersected non-economic grades.

The Recompensa vein footwall “intermediate” vein also intersected some excellent grades, with ST10-143 intersecting 0.30 metres assaying 1,230g/t silver, 4.14g/t gold, 5.41% lead, and 7.82% zinc, and ST10-145 intersecting 0.12 metres assaying 6,610g/t silver, 7.88g/t gold, 7.49% lead, and 18.2% zinc.

The Oliva vein (west) was intersected in the drilling at Recompensa and also 400 metres to the east following up on some detailed surface sampling of old adits and trenches. In the Recompensa area, the Oliva vein is approximately 60 metres into the footwall (north) of Recompensa vein. Due to drilling conditions only two of the six recent drill holes went far enough north to intersect the Oliva vein. A highlight includes ST10-143 which intersected 0.20 metres grading 1,400g/t silver, 0.16g/t gold, 0.73% lead, and 0.03% zinc. From the drilling completed 400 metres east (drill holes ST10-137 and 138), ST10-137 intersected 0.23 metres grading 1,200g/t silver, 1.8g/t gold, 3.62% lead, and 7.07% zinc. Further exploration along the three kilometre long Oliva vein is warranted as it now appears that sulfide rich high grade intersections are found beneath upper near-barren quartz vein (typical of the Oliva vein surface expression). Mine development of the intermediate and Oliva veins from the Recompensa mine is being considered.

Four additional holes were drilled into the Cantarranas vein, two approximately 40 metres below the Hormiguera production (ST10-154 and 155), and two (ST10-135 and 136) east of a major normal fault located at the east face of the Hormiguera development. The best results for the former holes include 0.40 metres in ST10-155 grading 426g/t silver, 0.28g/t gold, 0.75% lead and 1.27% zinc. The latter two holes were drilled below the base of the epithermal productive horizon with non-economic results. Excellent potential still lies eastward and at higher elevations on the Cantarranas vein, as attested to by the Company’s 2004 drilling and previous mine exploitation. While the above holes were drilled to guide mine development, further exploratory drilling is planned several hundred metres east to test the vein continuity along strike.

Overall, the surface drilling program at Topia has been extremely successful in providing guidance for increased mine development and in demonstrating the continuity of silver-gold-lead-zinc mineralization that will make a significant addition to the resource base and extend the mine life at Topia.

Robert F. Brown, P Eng. and Vice President of Exploration for the Company is the Qualified Person for the Topia mine, under the meaning of NI 43-101. A full QA/QC program is being followed including the regular insertion of splits, blanks, and standards into the core sampling sequence. All surface drill core was assayed at the Company’s assay lab in Guanajuato, independently managed by SGS. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.